Filed by REE Automotive Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 10X Capital Venture Acquisition Corp

Commission File No. 001-39737

Date: May 25, 2021

Delivering Results!

REE has been extremely active in the past couple of months as we keep on delivering results across the board.

●	Significantly increased our market presence
●	Further enhanced our supply chain
●	Continued progression towards completing our merger with 10X Capital Venture Acquisition Corp (NASDAQ: VCVC)

Our strong and steady progress is the manifestation of years of hard work and deep cooperation with automotive leaders on both the supply and demand sides. These strategic collaboration agreements play a vital role in our future growth and success. Together, we are on a shared, electrifying path to creating a future ’Powered by REE’.

Demand and Go-to-Market Side Progress:

● Signed Business Alliance with Hino, Toyota’s Truck Arm with the aim of creating a modular platform ‘Powered by REE’, capable of carrying customized, detachable cabin designs to bring services and goods to a whole new level of efficiency and impact (Read PR). This Business Alliance is the product of our long and on-going collaboration with Hino following our joint presentation of the FlatFormer concept in the Tokyo Motor Show back in 2019. Hino recently announced another business alliance with Toyota and Isuzu to accelerate CASE response through a commercial vehicle partnership (Read PR).

● Signed Strategic Partnership with Magna International with the goal of developing and bringing to market fully modular electric vehicles (MEVs) based on our REEcorner™ technology and Magna’s vehicle systems integration and manufacturing expertise. (Read PR). Magna is amongst the world-leading automotive suppliers dedicated to delivering new mobility solutions and technology that will change the world. With 347 manufacturing operations and 84 product development, engineering, and sales centers in 28 countries, Magna is an amazing partner to bring MEVs to market.

● Signed Development and Supply to NAVYA Group collaborating on the development of a level 4 autonomous system based on REEcorners™ and Navya’s self-driving solutions. With hundreds of autonomous vehicles operated around the world, Navya is a leading name for self-driving solutions delivering proven self-driving solutions for B2B partners to reshape their transportation systems, for passengers or goods. (Read PR)

Supply Side Progress:

● Signed Development & Supply Agreement with American Axle & Manufacturing agreeing to jointly develop advanced electric propulsion systems with fully integrated high-speed motors and inverter technology to be used in REE’s highly modular and disruptive REEcorner™ technology. The electric drive units will be developed at AAM’s Advanced Technology and Development Center in Detroit with delivery of prototypes planned by the end of 2021. (Read PR)

● Opened a New REE Engineering Center to accelerate engineering design, validation, verification, and testing, as well as product homologation with access to world-class test facilities and a proving ground for physical testing and validation of the REEcorner™ and EV platform at the MIRA Technology Park in the UK. The Center will support REE’s CapEx-light global manufacturing strategy of multiple Integration Centers aimed to support SOP by 2023. (Read PR)

● Unveiled 5 New REEcorners™ Families & EV platforms designed to support the broadest range of commercial electric vehicles. The new REEcorners™ show the breadth and depth of versatility that can be afforded to customers when it comes to designing vehicles based on their requirements. (Read PR)

Merger Updates

With recent developments in the general SPAC market and the updated SEC requirements, we continue to progress in completing our merger with 10X Capital Venture Acquisition Corp (NASDAQ: VCVC) by filing an amendment to the registration proxy statement in connection with the proposed merger. We expect to conclude the merger on time.

Read full filing

Video Updates

The Cornerstone of Next-Gen Mobility

Don’t miss the chance to see our Co-Founder & CEO Daniel Barel discuss his singular invention - the REEcorner™.

REEcorners™ pack critical vehicle components into the area between the wheel and the chassis - completely disrupting the automotive industry as we know it!

This video provides never-before-seen views of our REEcorners™ & EV platforms, and Daniel provides his personal view on the why & where that started all this.

See the clip

An Insider Perspective

All-New 360° View

REE is made up of a driven, dedicated team of people and some of the brightest minds in the automotive industry.

In the first of a series of videos, we put REE members in front of the cameras and asked for their personal take on what makes REE different. Hear them talk about our disruptive X-by-Wire technology, Integration Centers, Vision & more.

See the REE Team

Daniel Barel’s Take on EV Market

The REE Story LIVE

Great talk with Bloomberg TV on the tremendous demand we see for Modular EVs. Daniel Barel, our Co-Founder & CEO, discusses how the company plans to help Canadian auto supplier Magna International muscle further into a growing field of EV players. He speaks with Bloomberg’s Ed Ludlow and Taylor Riggs on ‘Bloomberg Markets: The Close.’

See it here

Forbes, CNBC, Yahoo Finance, Reuters - to see more coverage pieces CLICK HERE.

Disclaimer

Contact our experts today to build your next EV or AV Click here!

REE Automotive, Aharon Maskin, Tel-Aviv, Israel

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Additional Information

This communication is being made in respect of the proposed transaction involving REE Automotive Ltd. (“REE”) and 10X Capital Venture Acquisition Corp (“10X SPAC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, REE has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of 10X SPAC in connection with 10X SPAC’s solicitation of proxies for the vote by 10X SPAC’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. REE and 10X SPAC also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of 10X SPAC’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about REE and 10X SPAC will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from REE’s website at https://ree.auto/. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from 10X SPAC’s website https://www.10xspac.com/.

Participants in the Solicitations

REE, 10X SPAC and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from 10X SPAC’s shareholders in connection with the proposed transaction. You can find more information about 10X SPAC’s directors and executive officers in 10X SPAC’s final prospectus dated November 24, 2020 and filed with the SEC on November 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on REE’s and 10X SPAC’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s and 10X SPAC’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for REE or 10X SPAC to predict these events or how they may affect REE or 10X SPAC. Except as required by law, neither REE nor 10X SPAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s and 10X SPAC’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against REE or 10X SPAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of 10X SPAC or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of 10X SPAC or REE as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; REE’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; intense competition in the e-mobility space, including with competitors who have significantly more resources; ability to grow and scale REE’s manufacturing capacity through new relationships with Tier 1 suppliers; ability to maintain relationships with current Tier 1 suppliers and strategic partners; ability to make continued investments in REE’s platform; the need to attract, train and retain highly-skilled technical workforce; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact REE; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 10X SPAC’s final prospectus dated November 24, 2020 relating to its initial public offering and in subsequent filings with the SEC, and in the registration statement on Form F-4 relating to the business combination filed by REE on March 10, 2021.

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